100 Park Avenue, Suite 1500 New York, NY 10017 Tel 212.878.7900 Fax 212.692.0940 www.foxrothschild.com
Alison Newman Direct Dial: 212-878-7997 Email Address: ANewman@Foxrothschild.com

July 18, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman
Ivan Griswold
Laura Veator
Stephen Krikorian

Re:	Medical Transcription Billing, Corp.
Amendment No. 7 to Registration Statement on Form S-1
Filed on July 14, 2014
File No. 333-192989

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 16, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 7 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, MTBC has revised the Registration Statement and is filing Amendment No. 8 to the Registration Statement with this response letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

U.S. Securities and Exchange Commission

July 18, 2014

Important Introductory Information, page 1

1. The aggregate purchase price for the businesses of the target sellers has been reduced from approximately $33 million to $19 million, while the cash portion of consideration has been reduced from approximately $17 million to $11 million. Please expand your disclosures here, in MD&A and Business to explain:

•     The circumstances that led to the amendments to the purchase agreements;

•     When the corresponding negotiations commenced;

•     How the company was able to extract significantly more advantageous financial terms than the initial terms; and

•     Whether the sellers’ willingness to accept significant reductions in cash consideration provides any insights into the businesses or operations of the target companies.

The Company advises the Staff that it has revised the disclosure as requested by the Staff on pages 1, 55, 61, and 99-100 to address the Staff’s comment.

2. You state that the cash consideration portion of the target company acquisitions is no longer a multiple of revenue. Please disclose the basis utilized instead of revenues to value the targets. Also, revise your disclosures on page 52 accordingly.

The Company advises the Staff that it has revised the disclosure as requested by the Staff on pages 1 and 55, as well as on pages 61, and 99-100, to address the Staff’s comment.

3. Please expand your disclosure to state clearly the initial financial terms of the purchase agreements. Such information appears necessary to provide appropriate historical context.

The Company advises the Staff that it has revised the disclosure as requested by the Staff on page 1, as well as on pages 55, 61, and 99-100, to address the Staff’s comment.

Risks Relating to Our Acquisition Strategy, page 6

4. The target sellers have entered into asset purchase agreements that significantly reduce the cash component of the asset purchase agreements. Please tell us whether the sellers’ willingness to accept significantly lower consideration as a result of the reduction in the size of your public offering provides insight into the effectiveness of your acquisition strategies, target valuations, and negotiation tactics. Ensure that such revisions are made where you discuss prior acquisition-related challenges.

U.S. Securities and Exchange Commission

July 18, 2014

The Company advises the Staff that it has revised the disclosure on pages 8, 15, and 63 to address the Staff’s comment. The Company supplementally advises the Staff that it believes that the willingness of the target sellers to accept significantly lower consideration as a result of the reduction in the size of the public offering does not provide meaningful insight into the effectiveness by the Company in its acquisition strategies, target valuations, or negotiation tactics. The Company believes that its initial valuation of the target sellers properly reflected the uncertainty and anticipated time to closing at the time the acquisition agreements were first entered into, and the anticipated combined valuation of the Company and the target sellers in the public offering as discussed with the Company’s underwriters. The Company further believes that the target sellers agreed to accept the reduction in their cash purchase prices due primarily to the anticipated decrease in the estimated offering price of the Company’s common stock and the uncertain market conditions in the equity capital markets.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(10) Purchase price Allocation/Goodwill

Purchase Price Allocation, page 52

5. We note your disclosure that the consideration for your planned acquisitions was contractually adjusted based on the estimated net proceeds of this offering. We further note that the estimated acquisition date fair values of the to-be-acquired assets and liabilities have been revised from the estimated amounts previously disclosed in your amendment filed on July 8, 2014. The revised estimated fair value of the intangible assets is $19.1 million as compared to the previous estimate of $24.9 million. Clarify why the fair value of the intangible assets has changed, and how a decrease in the estimated net proceeds of this offering has resulted in a decrease in the fair value of the intangible assets. As part of your response, describe the methodology that you used to determine the fair value of these assets, and the specific inputs and assumptions that have changed. Also, clarify whether there have been any changes in revenues, operating results, and customer retention of the targets since March 31 2014. Tell us what consideration you gave to disclosing these factors.

U.S. Securities and Exchange Commission

July 18, 2014

The Company advises the Staff that in accordance with ASC 805 the Company determined a preliminary fair value of the assets acquired and liabilities assumed using an internal model. The preliminary purchase price allocation uses a discounted cash flow model which determines the fair value of the tangible assets and liabilities acquired. Customer relationships and non-compete agreements are the only intangible assets being acquired with more than nominal value, since the Target Sellers do not have proprietary technology and we do not intend to leverage their trade names or trademarks. Our model, for each acquired business, includes assumptions such as revenue growth rates, profitability rates, attrition rates and weighted average costs of capital.

Subsequent to July 8, 2014, our underwriters advised the Company that investors are likely to value our stock at a substantially reduced price, with an indication of $5 per share. Accordingly, we adjusted the price set forth in the prospectus to include a reduced estimated offering price of $5 and, since the number of shares to be issued to the Target Sellers remains fixed, the fair value of the stock portion of the purchase prices was reduced by half. Because the total IPO proceeds are now estimated to be approximately $20 million instead of $30 million, we negotiated a reduction in the cash portion of the purchase prices to be paid to the Target Sellers at closing, promising to share with them any additional cash which might result from underwriters’ exercise of their overallotment option. Since our model of the Target Sellers’ businesses indicates no change to revenues, operating results or customer retention since March 31, 2014, our assumptions regarding future results for each business were not changed. Thus no changes were made to the internal fair value calculations. The result was negative goodwill, which we recorded as a reduction in the value of customer relationships.

Upon receiving your comment letter, we have concluded that the change in the estimated value of our stock at the time of our IPO will increase the weighted average cost of capital (ie, discount rate) used to value the intangible assets of the Target Sellers. We have updated our model to reflect the implicit discount rate which equates the present value of future cash flows of each business with the prices we are now paying for these businesses by increasing the asset-specific risk premiums reflecting the reduced estimated offering price. Using a weighted average cost of capital of 21-23%, the calculated business enterprise values now approximate the new purchase prices for the Target Sellers.

Therefore, as a result of the reduction in the purchase price to be paid to the Target Sellers, we have reflected the value of intangible assets as $13.1 million, compared with $24.9 million of intangible assets shown previously. This results in goodwill of $5.9 million. We have revised the pro forma information in our Registration Statement to reflect these new valuation estimates.

Our Registration Statement discloses that subsequent to the initial public offering, we will hire a valuation specialist to validate all assumptions and determine an updated purchase price allocation.

The Company advises the Staff that it has revised its disclosures as requested by the Staff.

U.S. Securities and Exchange Commission

July 18, 2014

6. We note your disclosure on page 1 that if the underwriters’ option to purchase additional shares is exercised in full, the aggregate cash consideration paid to the target sellers will increase to approximately $14.1 million. Clarify whether you consider this payment to represent contingent consideration, and how you have accounted for such payment. Clarify the authoritative accounting literature upon which you relied.

The Company advises the Staff that its arrangements with the target sellers now provide that the Company will allocate the proceeds of any exercise of the overallotment option by the underwriters to the three target sellers. This is considered to be contingent consideration under ASC 805. At the time of the preparation of the pro forma financials, the value of the consideration was determined by the Company to be nominal as the Company believed the likelihood of the overallotment option being exercised by the underwriters was remote, and continues to believe so as of the date hereof. The underwriters advised the Company to substantially reduce the offering price, from the range of $9 - $11 per share in the preliminary prospectus dated June 13, 2014, to an estimated $5 per share, and indicated they could likely increase the number of shares from 3 million to 4.08 million shares, based on preliminary indications of interest from investors. As a result of investor response to the offering, the Company assessed likely near term additional share demand at prices above the initial offering price as minimal, and hence concluded that the fair value of the overallotment was nominal.

The Company advises the Staff that it has revised the disclosure on page 55 to note that the overallotment is considered to be contingent consideration; however, the preliminary value was determined by management to be nominal. The overallotment option expires 30 days from the effective date of the offering and any variance will be reflected in the income statement, per ASC 805-30-35.

The Company further advises the Staff that it has also disclosed the maximum purchase price to be paid to the target sellers if the overallotment option were to be fully exercised.

Sincerely,

/s/ Alison Newman

U.S. Securities and Exchange Commission

July 18, 2014

cc:	Mahmud Haq, Medical Transcription Billing, Corp.
Bill Korn, Medical Transcription Billing, Corp.
Stephen Snyder, Medical Transcription Billing, Corp.
Mitchell Nussbaum, Loeb & Loeb LLP